Exhibit 99.1

A2Z Announces Preliminary Unaudited Fourth Quarter and Full-Year 2025 Revenues

TORONTO, Feb. 23, 2026 /CNW/ - A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) (the “Company” or “A2Z”), a global leader in innovative technology solutions, today announced its preliminary, unaudited revenues for the fourth quarter and full-year ended December 31, 2025, as presented below. The preliminary unaudited revenues described in this press release are based on the most current information available to management and are subject to change until the audit of the company’s 2025 financial results is completed and the company reports its full financial results for the fourth quarter and full-year 2025, which is anticipated to occur in late March 2026.

●	Company has started to recognize meaningful revenues from the delivery of its smart carts in Q4, 2025.

●	Preliminary Unaudited Revenues of $4.6 Million to $5.2 Million for the Fourth Quarter 2025;

●	Preliminary Unaudited Revenues of $8.9 Million to $9.5Million for the Full-Year 2025;

●	As of December 31, 2025, the Company has delivered, in the aggregate, over 2,000 of its smart carts;

●	As of December 31, 2025, the company had cash and cash equivalents of ~$68.5 million.

“Q4 2025 marked a pivotal quarter for the Company as we delivered our new generation smart carts at scale, translating directly into meaningful revenues.” said Gadi Graus, CEO of the Company. “We remain committed to continuing to expand our footprint and accelerating delivery of our smart carts globally.”

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. (NASDAQ: AZ) creates innovative solutions for complex challenges that brings innovation, ease, excitement and value to retailers and shoppers. The company’s flagship innovative smart cart solutions are transforming brick-and-mortar retail, bridging online and in-store shopping through interactive technology that guides and informs customers. Cust2Mate’s AI-driven smart carts personalize every in-store journey, turning routine trips into engaging, rewarding experiences. They enable seamless in-cart scanning and payment, allowing shoppers to bypass checkout lines while receiving real-time customized offers and product recommendations. This enhanced customer experience boosts satisfaction and loyalty while helping retailers streamline operations and optimize merchandising through data-driven insights. The carts are equipped with multiple layers of security for accurate recognition and transaction integrity. Its modular, all-in-one detachable panels transform legacy shopping cart fleets into intelligent platforms that deliver a range of benefits. For more information on A2Z Cust2Mate Solutions Corp. and its subsidiary, Cust2Mate Ltd., please visit www.cust2mate.com.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect”, “will” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market for our products, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other matters detailed in reports filed by the Company with the SEC.